October 16, 2019

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed October 7, 2019
           File No. 333-225254

Dear Ms. Chin:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2019 letter.

Form S-1/A filed on October 7, 2019

Use of Proceeds, page 19

1. We note from your response to prior comment 1 that you revised your disclosures to include pre-subscriber refunds for assumed offering proceeds of $5.0 million and $10.0 million. Please explain why your revised disclosures do not include pre-subscriber refunds for assumed offering proceeds of $500,000. Revise your disclosures to clarify whether there is a minimum amount of offering proceeds that must be raised before you issue the pre-subscriber refunds.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
 Anna Chin
Gofba, Inc.
October 16, 2019
Page 2

Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Chief, Office of Assessment and
Continuous Improvement, at (202) 551- 3735 with any other questions.



                                                          Sincerely,
FirstName LastNameAnna Chin
                                                          Division of
Corporation Finance
Comapany NameGofba, Inc.
                                                          Office of Technology
October 16, 2019 Page 2
cc:       Craig Butler
FirstName LastName